Exhibit (e)(2)

APPENDIX A

TO THE DISTRIBUTION AGREEMENT

LIST OF PORTFOLIOS

Amended on June 29, 2011

BBH Core Select	Class N Shares Class I Shares Retail Class

BBH International Equity Fund	Class N Shares Class I Shares

BBH Broad Market Fund	Class N Shares Class I Shares

BBH Money Market Fund	Regular Shares Institutional Shares

BBH Intermediate Municipal Bond Fund	Class N Shares Class I Shares Retail Class